# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Air Corporation, CIK 0000912728
CUSIP: 349853101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee (TN), 37745
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001688282
Persons authorized to receive notices and communications: John Cannon, c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd, Suite 800, Santa Monica, California (CA), 90401, (310) 400-8800

## Reporting persons
- Clearlake Capital Group, L.P. (CIK 0001688282): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,825,000; sole dispositive power 0; shared dispositive power 3,825,000; aggregate amount beneficially owned 3,825,000 (12.6% of the class)
- Jose Enrique Feliciano: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,825,000; sole dispositive power 0; shared dispositive power 3,825,000; aggregate amount beneficially owned 3,825,000 (12.6% of the class)
- Behdad Eghbali: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,825,000; sole dispositive power 0; shared dispositive power 3,825,000; aggregate amount beneficially owned 3,825,000 (12.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Forward Air Corporation
Address of issuer's principal executive offices: 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee (TN), 37745
Comment: This Amendment No. 1 relates to the shares of common stock, $0.01 par value per share (the "Common Stock") of Forward Air Corporation, a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by Clearlake Capital Group, L.P., Jose Enrique Feliciano and Behdad Eghbali on August 14, 2024 (the "Initial Statement" and, as amended by this Amendment No. 1, the "Statement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and restated as follows:

In connection with the publicly announced review of strategic alternatives by the Board of Directors of the Issuer (the "Board"), the Reporting Persons anticipate, subject to further due diligence and applicable internal approvals, to submit one or more non-binding proposals (any such proposal, a "Proposal") to the Board offering to acquire all of the outstanding shares of Common Stock that the Reporting Persons do not already own for cash consideration, on terms and conditions to be set forth in any such proposal (any such transaction, a "Proposed Transaction"). The Reporting Persons previously entered into a standard confidentiality agreement with the Issuer in connection with the review of strategic alternatives, including containing customary "standstill" and other customary non-disclosure and non-use provisions.

The submission of a Proposal does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive transaction documentation with respect to a transaction or otherwise complete a Proposed Transaction, and a binding commitment with respect to a Proposed Transaction will result only from the execution and delivery of definitive transaction documentation. Any definitive transaction documentation entered into in connection with a Proposed Transaction is likely to be subject to customary closing conditions. The Reporting Persons make no assurance that any definitive transaction agreement will be entered into with respect to a Proposed Transaction contemplated by a Proposal, or that a Potential Transaction will be consummated even if the Issuer accepts any such Proposal and make no assurances as to the terms of any such transaction if one were to be consummated.

Neither any Proposal nor this Amendment No. 1 is meant to be, nor should be construed as, an offer to buy or a solicitation of an offer to sell any of the Issuer's securities.

If a Proposed Transaction is consummated, one or more of the transactions, events or actions specified in clauses (a) through (j) to the instructions of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer's business or corporate structure, and the shares of the Common Stock would become eligible for termination of registration pursuant to Section 12d2-2 of the Exchange Act and would be delisted from the Nasdaq Global Select Market.

The Reporting Persons intend to continue to engage in communications with, among others, members of the Issuer's management, members of the Board, shareholders of the Issuer, advisors or other persons, regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. The Reporting Persons reserve the right to, once submitted, modify or withdraw any Proposal at any time. While any Proposal remains under consideration by the Issuer, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of a Proposal with, the Issuer and its representatives. The Reporting Persons do not intend to update additional disclosures regarding a Proposal until a definitive agreement has been reached with respect to a Proposed Transaction, or unless disclosure is otherwise required under applicable U.S. securities laws.

If a Proposed Transaction or similar transaction by unrelated parties is not consummated, the Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions, legal restrictions, the status of the review of strategic alternatives by the Board and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional or all shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) seeking to influence or change the present Board or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (v) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Issuer's management, the Board, other Issuer shareholders, advisors or other persons. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to applicable limitations imposed by applicable law and any contractual limitations then applicable to the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own an aggregate of 3,825,000 shares of Common Stock, representing approximately 12.6% of the issued and outstanding shares of Common Stock. Ownership percentages set forth in this Statement are based upon a total of 30,423,221 shares of Common Stock issued and outstanding as of May 2, 2025, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2025 for the quarterly period ending March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information included in part (a) of Item 5 above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Clearlake Capital Group, L.P.: /s/ John Cannon, John Cannon/Attorney-in-Fact (07/03/2025)
- Jose Enrique Feliciano: /s/ John Cannon, John Cannon/Attorney-in-Fact (07/03/2025)
- Behdad Eghbali: /s/ John Cannon, John Cannon/Attorney-in-Fact (07/03/2025)